UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Redbox Entertainment Inc.
Full Name of Registrant

Former Name if Applicable

1 Tower Lane, Suite 800
Address of Principal Executive Office (Street and Number)

Oakbrook Terrace, IL 60181
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

Redbox Entertainment Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, the Company’s business during 2021 was negatively impacted by the ongoing pandemic and, coupled with higher marketing and content expenditures, the Company’s increased costs during the fourth quarter of 2021 were not offset by an increase in revenues. On January 28, 2022, the Company borrowed the remaining availability under its revolving credit facility and management has been actively taking steps to decrease monthly costs, delay capital expenditures and increase revenues.

The Company has also been exploring a number of potential strategic alternatives with respect to the Company’s corporate or capital structure and seeking financing to fund operations and one-time restructuring costs. The Company’s Board of Directors has established a Strategic Review Committee to, among other things, consider and oversee strategic alternatives or transactions that may be available to the Company with respect to its corporate or capital structure.

The strategic review process, and ongoing financing negotiations, have involved significant resources and have been a priority for management and diverted significant management time and internal resources from the Company’s processes for reviewing and completing its financial statements and related disclosures in a manner that would permit a timely filing of the Form 10-K.

Additionally, as a result of the Company’s financing needs and the ongoing adverse effects of the COVID-19 pandemic on the Company’s operating results, the Company is continuing to assess whether substantial doubt exists about its ability to continue as a going concern.

For these reasons, the Form 10-K cannot be filed within the prescribed time period without unreasonable effort and expense. The Company is working diligently to complete its financial statements and related disclosures and anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frederick W. Stein	630	756-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this form may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Redbox management team’s current expectations regarding the company’s liquidity position, cost containment plans, actions relating to exploration of strategic alternatives, and hopes, beliefs, intentions or strategies regarding future events or future results. Forward-looking statements are not guarantees of future actions, results, performance or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by Redbox or their management, as well as from risks and uncertainties beyond their control. Such risks and uncertainties include, but are not limited to, changes adversely affecting the business in which Redbox is engaged, Redbox’s ability to raise financing in the future or ability to remain as a going concern, fluctuations in Redbox’s revenue and operating results, unfavorable conditions or further disruptions in the capital and credit markets and Redbox’s ability to obtain additional capital on commercially reasonable terms, Redbox’s ability to generate cash, service indebtedness and incur additional indebtedness, results and timing of Redbox’s exploration of strategic alternatives, the risks associated with demand for Redbox’s services and vulnerability to industry downturns and regional or national downturns, competition from new and existing competitors, Redbox’s dependence upon third parties to provide certain content and services, and general economic and political conditions. The foregoing list of risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect Redbox, please review the “Risk Factors” and other disclosures described in Redbox’s (and previously Seaport Global Acquisition's) public reports filed with the SEC, including Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, the definitive proxy statements filed with the SEC in connection with the solicitation of proxies for the meeting of stockholders that approved the business combination between Redbox and Seaport, and, when filed, the Annual Report on Form 10-K for the fiscal year ended December 31, 2021. These forward-looking statements reflect Redbox's expectations as of the date of this release. Except as required by laws, Redbox undertakes no obligation to update the information provided herein.

Redbox Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2022	By	/s/ Frederick W. Stein
Name: Frederick W. Stein
Title: Chief Legal Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).